May 15, 2019

Julie Shiflett
Executive Vice President and Chief Financial Officer
Red Lion Hotels Corporation
1550 Market Street #350
Denver, Colorado 80202

       Re: Red Lion Hotels Corporation
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 8, 2019
           Form 8-K
           Filed March 8, 2019
           File No. 001-13957

Dear Ms. Shiflett:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities